Exhibit 99.1

Pembina Pipeline Corporation Reports Solid Second Quarter 2017 Results

Announced $9.7 billion transformational combination with Veresen and placed $2.8 billion of projects into service safely and reliably

All financial figures are in Canadian dollars unless noted otherwise.

CALGARY, Aug. 1, 2017 /CNW/ - Pembina Pipeline Corporation ("Pembina" or the "Company") (TSX: PPL; NYSE: PBA) announced today its financial and operating results for the second quarter of 2017.

Operational and Financial Overview

($ millions, except where noted)	3 Months Ended June 30 (unaudited)		6 Months Ended June 30 (unaudited)
	2017	2016	2017	2016
Conventional Pipelines revenue volumes (mbpd)(1)(2)	692	648	692	659
Oil Sands & Heavy Oil contracted capacity (mbpd)(1)	975	880	975	880
Gas Services revenue volumes net to Pembina (mboe/d)(2)(3)	172	133	171	123
Midstream Natural Gas Liquids ("NGL") sales volumes (mbpd)(1)	124	132	148	136
Total volume (mboe/d)(3)	1,963	1,793	1,986	1,798
Revenue	1,166	1,027	2,651	2,044
Net revenue(4)	451	429	1,005	823
Operating margin(4)	355	327	762	642
Gross profit	276	248	657	485
Earnings	124	113	339	215
Earnings per common share – basic and diluted (dollars)	0.26	0.25	0.75	0.48
Adjusted EBITDA(4)	303	291	666	560
Cash flow from operating activities	362	273	688	544
Cash flow from operating activities per common share – basic (dollars)(4)	0.90	0.70	1.72	1.42
Adjusted cash flow from operating activities(4)	275	235	583	444
Adjusted cash flow from operating activities per common share – basic (dollars)(4)	0.68	0.60	1.46	1.16
Common share dividends declared	205	187	396	359
Preferred share dividends declared	19	16	38	30
Dividends per common share (dollars)	0.51	0.48	0.99	0.94
Capital expenditures	475	380	1,184	755
Acquisition		566		566

	3 Months Ended June 30 (unaudited)				6 Months Ended June 30 (unaudited)
	2017		2016		2017		2016
($ millions)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)	Revenue(5)	Operating Margin(4)
Conventional Pipelines	197	147	177	127	385	281	352	255
Oil Sands & Heavy Oil	50	36	47	34	104	72	99	67
Gas Services(5)	87	66	64	46	179	136	117	83
Midstream(5)	117	104	142	118	337	269	256	232
Corporate		2	(1)	2		4	(1)	5
Total	451	355	429	327	1,005	762	823	642

(1)	mbpd is thousands of barrels per day.
(2)	Revenue volumes are equal to contracted plus interruptible volumes.
(3)	Revenue volumes converted to mboe/d (thousands of barrels of oil equivalent per day) from million cubic feet per day ("MMcf/d") at 6:1 ratio.
(4)	Refer to "Non-GAAP Measures."
(5)	The amounts presented for Midstream and Gas Services consist of net revenue (revenue less cost of goods sold including product purchases). Refer to "Non-GAAP Measures."

Project Highlights

•	Placed $2.8 billion of new projects into service at the end of the second quarter under budget and either on time or ahead of schedule on an aggregate basis, with all new assets operating successfully as expected;
•	Entered into an arrangement agreement with Veresen Inc. ("Veresen") to create one of the largest energy infrastructure companies in Canada with a pro-forma total enterprise value of approximately $33 billion; and
•	Proceeded to the front end engineering design phase for a proposed integrated propylene dehydrogenation and polypropylene production facility.

Financial Highlights

•	Generated second quarter and year-to-date earnings of $124 million and $339 million, a 10 percent and 58 percent increase, respectively, over the same periods of the prior year;
•	Realized adjusted EBITDA of $303 million during the second quarter and $666 million year-to-date during 2017, four percent and 19 percent higher than the second quarter and first half of 2016, respectively;
•	Recorded cash flow from operating activities of $362 million and $688 million for the three and six months ended June 30, 2017, an increase of 33 percent and 26 percent, respectively, from the same periods of the prior year. Adjusted cash flow from operating activities increased by 17 percent and 31 percent to $275 million and $583 million in the second quarter and first half of 2017 compared to the respective periods in 2016; and
•	On a per share (basic) basis during the three and six months ended June 30, 2017, cash flow from operating activities increased 29 percent and 21 percent, respectively, compared to the same periods of the prior year.

Operational Highlights

•	Gas Services generated record quarterly revenue volumes of 1,033 MMcf/d in the second quarter of 2017, an increase of 30 percent compared to the second quarter of 2016;
•	Conventional Pipelines' second quarter revenue volumes increased to a record 692 mbpd in 2017 compared to 648 mbpd in the second quarter of 2016; and
•	Employees worked almost 800,000 hours in the second quarter of 2017 with no employee lost time injuries while executing quarterly capital expenditures of $475 million.

Business Highlights

Executive Comments

"We've had solid operational and financial results over the first half of the year," said Mick Dilger, Pembina's President and Chief Executive Officer. "On a year-to-date basis, we've reached new volume records in our Conventional Pipelines and Gas Services businesses, which have contributed to beating records in almost all of our financial metrics including adjusted EBITDA, adjusted cash flow from operating activities and adjusted cash flow from operating activities per share. We've also continued to achieve safety and operational excellence with another quarter of zero lost time employee incidents."

"As we announced at the end of the second quarter, I am very proud we placed over $2.8 billion of projects into service, with the entire portfolio coming in under budget and either on time or ahead of schedule," continued Mr. Dilger. "These new assets have begun generating significant incremental cash flows, which will positively impact our financial results going forward."

"We're working to complete our remaining growth portfolio slated to come into service over the balance of the year and are excited to have entered into the front end engineering design phase of our proposed propane dehydrogenation and polypropylene facility," added Mr. Dilger.

"We've also made great strides in working towards closing the previously announced strategic acquisition of Veresen," said Mr. Dilger. "On July 11, 2017, Veresen's shareholders voted overwhelmingly to approve the transaction, followed by approval from the Court of Queen's Bench. Looking ahead, we are well on our way to fulfilling our goal of reaching our projected 2018 adjusted EBITDA of between $2.55 and $2.75 billion, assuming successful completion of the Veresen transaction."

Strategic Business Combination Announcement

•	On May 1, 2017, Pembina and Veresen announced that they entered into an arrangement agreement where Pembina offered to acquire all the issued and outstanding shares of Veresen (the "Transaction") to create one of the largest energy infrastructure companies in Canada. The Transaction is valued at approximately $9.7 billion (including Veresen's debt and preferred shares) and the combined company will have a pro-forma total enterprise value of approximately $33 billion. On July 11, 2017, Veresen's common and preferred shareholders voted to approve the Transaction at a special meeting of Veresen shareholders. More than 99 percent of Veresen's outstanding common and preferred shares voted at the meeting were in favour of the Transaction. On July 12, 2017, the Court of Queen's Bench of Alberta approved the Transaction. Completion of the Transaction is subject to final acceptance of the Toronto Stock Exchange and approval under the Canadian Competition Act. Pembina and Veresen currently expect the Transaction will close late in the third quarter or early in the fourth quarter of 2017, subject to receipt of the remaining approvals. Upon closing of the Transaction, Pembina intends to increase its monthly dividend by 5.9 percent to $0.18 per common share.

New Developments in 2017 and Growth Projects Update

•	Pembina's Phase III pipeline expansion was placed into service on June 30, 2017, ahead of schedule and under budget from the expected $2.4 billion capital cost. The Phase III expansion added an incremental 420 mbpd of capacity between Fox Creek and Namao, Alberta and allows Pembina to improve operational efficiencies by transporting four distinct hydrocarbons through segregated pipelines;
•	The Company's third fractionator at Redwater was placed into service on June 30, 2017, aligning with the Phase III pipeline expansion. Pembina's Redwater complex now has an aggregate fractionation capacity of approximately 210,000 bpd. This project was brought into service ahead of schedule and under budget;
•	At Pembina's Canadian Diluent Hub, on June 30, 2017, additional condensate connections were placed into service on time and under budget. The facility is capable of delivering approximately 400 mbpd of condensate to regional third-party diluent pipelines. By the end of 2017, Pembina will have 500,000 barrels of above ground storage in operation and additional third-party condensate connections;
•	In May 2017, Pembina announced the execution of 50/50 joint venture agreements that include key binding commercial terms in support of the proposed propane dehydrogenation and polypropylene facility as well as the formation of a new entity, Canada Kuwait Petrochemical Corporation. The new entity is currently proceeding with front end engineering design and has also selected the technology for both the propane dehydrogenation and the polypropylene portions of the facility. In the event of project sanctioning, the facility would be constructed in close proximity to the Company's Redwater fractionation complex;
•	Pembina is continuing to progress its Phase IV and Phase V expansions of its pipeline infrastructure. Phase IV will add capacity between Fox Creek and Namao, Alberta and Phase V will add capacity between Lator and Fox Creek, Alberta;
•	Pembina is progressing infrastructure development in the Duvernay area. For Pembina's 100 MMcf/d Duvernay I plant, all major equipment has been set on site with significant mechanical and electrical field work now complete. For the associated field hub, the sales product pipelines have been installed with all equipment set on site and significant electrical field work now complete. Pembina also previously entered into a 20-year Duvernay infrastructure development and service agreement;
•	Pembina continues to advance construction of infrastructure in support of North West Redwater Partnership's refinery and has completed over 90 percent of the overall project; and
•	In April 2017, Pembina signed a non-binding letter of intent identifying Watson Island, Prince Rupert, as a potential site for a west coast propane export terminal.

Dividends

•	Declared and paid dividends of $0.17 per qualifying common share for the applicable record dates in April, May and June 2017; and
•	Declared and paid quarterly dividends per qualifying preferred shares of: Series 1: $0.265625; Series 3: $0.29375; Series 5: $0.3125; Series 7: $0.28125; Series 9: $0.296875; Series 11: $0.359375; and Series 13: $0.359375 to shareholders of record on April 28, 2017.

Second Quarter 2017 Conference Call & Webcast

Pembina will host a conference call on Wednesday, August 2, 2017 at 8:00 a.m. MT (10:00 a.m. ET) for interested investors, analysts, brokers and media representatives to discuss details related to the second quarter of 2017. The conference call dial-in numbers for Canada and the U.S. are 647-427-7450 or 888-231-8191. A recording of the conference call will be available for replay until August 9, 2017 at 11:59 p.m. ET. To access the replay, please dial either 416-849-0833 or 855-859-2056 and enter the password 15480707.

A live webcast of the conference call can be accessed on Pembina's website at pembina.com under Investor Centre, Presentation & Events, or by entering:

http://event.on24.com/r.htm?e=1307560&s=1&k=08B6F851478FB0DAE44AB96C76BCA4B8 in your web browser. Shortly after the call, an audio archive will be posted on the website for a minimum of 90 days.

About Pembina

Calgary-based Pembina Pipeline Corporation is a leading transportation and midstream service provider that has been serving North America's energy industry for over 60 years. Pembina owns and operates an integrated system of pipelines that transport various products derived from natural gas and hydrocarbon liquids produced primarily in western Canada. The Company also owns and operates gas gathering and processing facilities and an oil and natural gas liquids infrastructure and logistics business. Pembina's integrated assets and commercial operations along the majority of the hydrocarbon value chain allow it to offer a full spectrum of midstream and marketing services to the energy sector. Pembina is committed to working with its community and aboriginal neighbours, while providing value for investors in a safe, environmentally responsible manner. This balanced approach to operating ensures the trust Pembina builds among all of its stakeholders is sustainable over the long term. Pembina's common shares trade on the Toronto and New York stock exchanges under PPL and PBA, respectively. Pembina's preferred shares also trade on the Toronto stock exchange. For more information, visit www.pembina.com.

Forward-Looking Statements and Information

This document contains certain forward-looking statements and information (collectively, "forward-looking statements"), including forward-looking statements within the meaning of the "safe harbor" provisions of applicable securities legislation, that are based on Pembina's current expectations, estimates, projections and assumptions in light of its experience and its perception of historical trends. In some cases, forward-looking statements can be identified by terminology such as "schedule", "will", "expects", "estimate", "potential", "planned", "future", "continue" and similar expressions suggesting future events or future performance.

In particular, this document contains forward-looking statements, including certain financial outlook, pertaining to, without limitation, the following: Pembina's corporate strategy; anticipated adjusted EBITDA projections for 2018 and financial performance expectations resulting from Pembina's capital expenditures; completion of, and the potential future benefits and impacts of the Transaction including the timing thereof; planning, construction, capital expenditure estimates, schedules, expected capacity, incremental volumes, in-service dates, rights, activities and operations with respect to planned new construction of, or expansions on existing pipelines, gas services facilities, fractionation facilities, terminalling, storage and hub facilities, facility and system operations and throughput levels; anticipated synergies between assets under development, assets being acquired and existing assets of the Company; the future level and sustainability of cash dividends that Pembina intends to pay its shareholders, including the expected dividend increase upon completion of the Transaction; and expected future cash flows and the sufficiency thereof.

The forward-looking statements are based on certain assumptions that Pembina has made in respect thereof as at the date of this news release regarding, among other things: oil and gas industry exploration and development activity levels and the geographic region of such activity; the success of Pembina's operations and growth projects; prevailing commodity prices and exchange rates and the ability of Pembina to maintain current credit ratings; the availability of capital to fund future capital requirements relating to existing assets and projects; future operating costs; geotechnical and integrity costs; that any third-party projects relating to Pembina's growth projects will be sanctioned and completed as expected; that any required commercial agreements can be reached; that all required regulatory and environmental approvals can be obtained on the necessary terms in a timely manner (including in respect of the Transaction); that counterparties will comply with contracts in a timely manner; that there are no unforeseen events preventing the performance of contracts or the completion of the relevant facilities that there are no unforeseen material costs or liabilities, or other significant events relating to the completion of the Transaction; that there are no unforeseen material costs relating to the facilities which are not recoverable from customers; prevailing interest and tax rates; prevailing regulatory, tax and environmental laws and regulations; maintenance of operating margins; the amount of future liabilities relating to lawsuits and environmental incidents; and the availability of coverage under Pembina's insurance policies (including in respect of Pembina's business interruption insurance policy).

Although Pembina believes the expectations and material factors and assumptions reflected in these forward-looking statements are reasonable as of the date hereof, there can be no assurance that these expectations, factors and assumptions will prove to be correct. These forward-looking statements are not guarantees of future performance and are subject to a number of known and unknown risks and uncertainties including, but not limited to: the regulatory environment and decisions; the impact of competitive entities and pricing; labour and material shortages; reliance on key relationships and agreements; the strength and operations of the oil and natural gas production industry and related commodity prices; non-performance or default by counterparties to agreements which Pembina or one or more of its affiliates has entered into in respect of its business; actions by governmental or regulatory authorities including changes in tax laws and treatment, changes in royalty rates or increased environmental regulation; the inability to meet the remaining conditions to completion of the Transaction, in a timely manner or at all; the failure to realize the anticipated benefits or synergies of the Transaction following closing due to the factors set out herein, integration issues or otherwise, fluctuations in operating results; adverse general economic and market conditions in Canada, North America and worldwide, including changes, or prolonged weaknesses, as applicable, in interest rates, foreign currency exchange rates, commodity prices, supply/demand trends and overall industry activity levels; ability to access various sources of debt and equity capital; changes in credit ratings; counterparty credit risk; technology and security risks; and certain other risks detailed from time to time in Pembina's public disclosure documents available at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

This list of risk factors should not be construed as exhaustive. Readers are cautioned that events or circumstances could cause results to differ materially from those predicted, forecasted or projected. The forward-looking statements contained in this document speak only as of the date of this document. Pembina does not undertake any obligation to publicly update or revise any forward-looking statements or information contained herein, except as required by applicable laws. Readers are cautioned that management of Pembina approved the financial outlook contained herein as of the date of this press release. The purpose of the 2018 Adjusted EBITDA projection is to provide investors with an indication of the value to Pembina of capital projects that have been and will be brought into service in 2017, and the closing of the Transaction on 2018 full-year financial results. Readers should be aware that the information contained in the financial outlook contained herein may not be appropriate for other purposes. The forward-looking statements contained in this document are expressly qualified by this cautionary statement.

Non-GAAP Measures

In this news release, Pembina has used the terms net revenue, operating margin, adjusted earnings before interest, taxes, depreciation and amortization (Adjusted EBITDA), adjusted cash flow from operating activities, cash flow from operating activities per common share and adjusted cash flow from operating activities per common share (also known as "cash flow per share" and "adjusted cash flow per share") and total enterprise value, which do not have any standardized meaning under International Financial Reporting Standards ("IFRS") ("Non-GAAP Measures"). Since Non-GAAP financial measures do not have a standardized meaning prescribed by Generally Accepted Accounting Principles ("GAAP") and are therefore unlikely to be comparable to similar measures presented by other companies, securities regulations require that Non-GAAP financial measures are clearly defined, qualified and reconciled to their nearest GAAP measure. Except as otherwise indicated, these Non-GAAP Measures are calculated and disclosed on a consistent basis from period to period. Specific adjusting items may only be relevant in certain periods. The intent of Non-GAAP Measures is to provide additional useful information respecting Pembina's financial and operational performance to investors and analysts and the measures do not have any standardized meaning under IFRS. The measures should not, therefore, be considered in isolation or used in substitute for measures of performance prepared in accordance with IFRS.

Other issuers may calculate these Non-GAAP Measures differently. Investors should be cautioned that these measures should not be construed as alternatives to revenue, earnings, cash flow from operating activities, gross profit or other measures of financial results determined in accordance with GAAP as an indicator of Pembina's performance. For additional information regarding Non-GAAP Measures, including reconciliations to measures recognized by GAAP, please refer to Pembina's management's discussion and analysis for the period ended June 30, 2017, which is available online at www.sedar.com, www.sec.gov and through Pembina's website at www.pembina.com.

SOURCE Pembina Pipeline Corporation

View original content: http://www.newswire.ca/en/releases/archive/August2017/01/c8899.html

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For further information: Investor Relations, Cameron Goldade, Vice President, Capital Markets, (403) 231-3156, 1-855-880-7404, E-mail: investor-relations@pembina.com, www.pembina.com

CO: Pembina Pipeline Corporation

CNW 16:14e 01-AUG-17